Contact: Anna Radjanova, MD +33 6 07 28 61 63

— LANTUS®SoloSTAR® and APIDRA®SoloSTAR® —
New Disposable Insulin Pens
for People with Type 1 and Type 2 Diabetes
Will Be Launched Starting April 2007 in Europe

- SoloSTAR- The first disposable insulin pen combining reduced injection force, 80 units maximum dose with 1 unit increments -

Paris, France, March 16, 2007 – Sanofi-aventis announced today that a new disposable insulin pen, SoloSTAR® for use with the 24-hour insulin LANTUS® or/and the rapid-acting insulin APIDRA® will be available in Europe starting April 2007. LANTUS®SoloSTAR® and APIDRA®SoloSTAR®, have previously received European Commission approval.

Sanofi-aventis, the developer, manufacturer and marketer of LANTUS®SoloSTAR® and APIDRA®SoloSTAR®, is currently building significant manufacturing capability to support worldwide launches. The first launch of LANTUS®SoloSTAR® is planned in Germany in April 2007.

SoloSTAR® is a new, easy-to-use disposable pen for administration of LANTUS® and APIDRA®. SoloSTAR® reduces the injection force by 30% or more in comparison to other leading disposable pens. This is beneficial for all people with diabetes and in particular for those with lower grip strength and the estimated up to 58% of individuals with limited joint mobility of the hand. SoloSTAR ® has the highest dose range of any disposable insulin pen with doses up to 80 units adjustable in 1 unit steps. To help with correct insulin identification and differentiation SoloSTAR® is also the only disposable insulin pen with a completely different pen colour for each different insulin.

“LANTUS®SoloSTAR® and APIDRA®SoloSTAR® are the result of over four years of intensive development and testing. We have designed this pen with input from people with diabetes, from nurses and from doctors, resulting in a delivery system that we trust will meet the real needs of users”, explained Gilles Lhernould, Senior Vice President Industrial Affairs sanofi-aventis.

“Insulin therapy for people with type 2 diabetes is generally initiated very late in the course of the disease, resulting in the risk of raise of diabetes-related organs damages”, explained Satish Garg, Professor, Barbara Davis Center for Diabetes, USA. “Easy-to-use pens such as SoloSTAR® bring greater flexibility for the patients and an opportunity for earlier initiation of insulin therapy which may contribute to better glycaemic control”, Denis Raccah, Professor of Endocrinology, University Hospital Sainte Marguerite, France, added.

SoloSTAR® will be available for use with LANTUS®, the only once-daily 24-hour basal insulin analog, and the rapid acting insulin analog APIDRA®, which offers a faster onset of action and a shorter duration of action than regular human insulin.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Sala Mahyaoui: +33.1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

About Diabetes
Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin – the hormone needed to convert glucose (sugar) into energy. More than 230 million people worldwide are living with the disease. This number is expected to rise to a staggering 350 million within 20 years. It is estimated that more than 20 million Americans have diabetes, including an estimated 6.2 million who remain undiagnosed[1]. At the same time, approximately half of those diagnosed are not achieving the general blood sugar control standard of A1C <7% recommended by the American Diabetes Association (ADA)[2]. The A1C test measures average blood glucose levels over a two- to three-month period.

About sanofi-aventis' pen portfolio
Sanofi-aventis is committed to offering people with diabetes an integrated system of insulin products and delivery devices. The pen portfolio available for LANTUS® and APIDRA® includes the OptiSet® disposable pen, the OptiClik® and OptiPen® Pro reusable pens, and the Autopen® 24 from Owen Mumford.

About LANTUS® (insulin glargine [rDNA origin])
LANTUS® is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus. LANTUS® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

About APIDRA® (insulin glulisine [rDNA origin])
APIDRA® is a new, rapid-acting insulin analog for adult patients with type 1 and type 2 diabetes for the control of hyperglycaemia. APIDRA® offers patients mealtime dosing flexibility—it can be taken within 15 minutes before or after starting a meal. APIDRA® is also flexible for use in patients with a variety of body types, from lean to obese.

About sanofi-aventis
Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

________________________
1 Centers for Disease Control. National Diabetes Fact Sheet 2005. Available at : http://www.cdc.gov/diabetes/pubs/pdf/ndfs 2005.pdf. Accessed on November 28, 2006
[2] Resnick HE. Achievement of American Diabetes Association Clinical Practice Recommendations Among U.S. Adults With Diabetes, 1999–2002. Diabetes Care. 2006 Mar 29:531–537 Autopen®24 is a registered trademark of Owen Mumford Ltd.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Sala Mahyaoui: +33.1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis' management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis' annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Sala Mahyaoui: +33.1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com